UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GEORESOURCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Frank A. Lodzinski, 110 Cypress Station Dr., Suite 220, Houston, Texas 77090

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vlasic FAL, L.P., a Texas limited partnership 71-0988352

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 5,022,018

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 5,022,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,022,018 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 34.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. . 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power n/a

	8.	Shared Voting Power 5,022,018

	9.	Sole Dispositive Power n/a

	10.	Shared Dispositive Power 5,022,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,022,018 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 34.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 322476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank A. Lodzinski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XXX☐
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,491

	8.	Shared Voting Power 5,022,018

	9.	Sole Dispositive Power 65,957

	10.	Shared Dispositive Power 5,114,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 5,622,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A

13.	Percent of Class Represented by Amount in Row (11) 38.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

Title and Class of Equity Securities:

Common Stock, par value $.01 per share of GeoResources, Inc., Colorado corporation

Address of Issuer:

110 Cypress Station Dr., Suite 220

Houston, Texas 77090

Item 2.  Identity and Background.

This statement is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by Vlasic FAL, LP, a Texas limited partnership, Frank A. Lodzinski and Michael A. Vlasic.

A.

Vlasic FAL, L.P., a Texas limited partnership (the “Partnership”)

a.

The Partnership’s principal business is to own and manage oil and gas investments.

b.

The Partnership is located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

c.

This person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.

This person, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B.

Frank A. Lodzinski

a.

110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

b.

Mr. Lodzinski has served as President of Southern Bay Energy, LLC, the general partner of Southern Bay Oil & Gas, L.P. (“Southern Bay”), which was merged into a wholly owned subsidiary of GeoResources, Inc. on April 17, 2007.  He is currently serving as the President and Chief Executive Officer of GeoResources, Inc. and serves on its Board of Directors.  Southern Bay was and the Issuer is located at 110 Cypress Station Dr., Suite 220, Houston, TX  77090.

c.

Mr. Lodzinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.

Mr. Lodzinski, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.

Mr.  Lodzinski is a U.S. citizen.

C.

Michael  A. Vlasic

a.

38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

b.

Mr. Vlasic manages investments for Vlasic Investments, L.L.C.  He serves on the Board of Directors of the Issuer.  Vlasic Investments L.L.C. is located at 38710 N. Woodward Ave, Bloomfield Hills, Michigan 48304.

c.

Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.

Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.

Mr. Vlasic is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The above listed reporting persons acquired the securities of the Issuer on April 17, 2007 in connection with the merger of Southern Bay Oil & Gas, L.P.,  (“Southern Bay”), a Texas limited partnership,  with and into a wholly owned subsidiary of the Issuer, pursuant to a Merger Agreement (the “Merger Agreement”) dated September 14, 2006 and amended on February 16, 2007, which also included a merger of another wholly owned subsidiary of the Issuer with PICA Energy L.L.C., a wholly owned  subsidiary of Chandler Energy, L.L.C., (“Chandler”).  Southern Bay and Chandler were each independent oil and gas exploration and development companies.   The Merger Agreement provided for the mergers of the businesses of Southern Bay and Chandler into the Issuer.  The Merger Agreement   further resulted in a change of control of the Issuer, and its board of directors and executive officers now include persons affiliated with Southern Bay and Chandler.   The reporting persons exchanged their partnership interests in Southern Bay for shares of common stock in the Issuer, with Vlasic FAL, LP receiving 5,022,018 shares of common stock, which are reported hereby as beneficially owned by Mr. Lodzinski and Mr. Vlasic, and Mr. Lodzinski personally receiving 65,957 shares of common stock.  In connection with transaction resulting from the Merger Agreement, Mr. Lodzinski received proxies to vote an additional 534,534 shares of common stock, and included in that total 534,534 shares are 92,000 shares that may revert to VL Energy L.L.C., a limited liability company wholly owned by Mr. Lodzinski.

Item 4.   Purpose of the Transaction.

  The purpose of the transactions discussed in Item 3 above was to complete the Merger Agreement.  The Merger Agreement resulted in a change of control of the issuer, and its board of directors now includes Mr. Lodzinski and Mr. Vlasic, and its chief executive officer and president is Mr. Lodzinski.  Other than the transactions that resulted from the merger, the reporting persons are  not aware of any arrangements which may at a future date result in a change of control of the Issuer, or any of the other actions described in Item 3 of Schedule 13-D.

Item 5.  Interest in Securities of the Issuer.

Vlasic FAL, L.P., a Texas limited partnership, is managed by VL Energy L.L.C., a Texas limited partnership and general partner.  All of the membership interests of VL Energy L.L.C.  are owned by Frank A. Lodzinski.  Mr. Lodzinski and Mr. Vlasic indirectly own all of the limited partnership interests of Vlasic FAL L.P., through limited liability companies that they control, and that each of Mr. Lodzinski and Mr. Vlasic own in part, with the remaining owners consisting primarily of family members.  The entity controlled by Mr. Vlasic that is the limited partner of Vlasic FAL, L.P. has the right to remove the general partner at any time.  Vlasic FAL, L.P. directly owns 5,022,018 shares of the Issuer, or 34.4% of the issued and outstanding common stock of the Issuer, which it received as consideration for its interests in Southern Bay in the merger with the subsidiary of the Issuer on April 17, 2007.    Based on the legal structure of Vlasic FAL, L.P., Mr. Lodzinski and Mr. Vlasic are beneficial owners of all of the shares of common stock held by Vlasic FAL, L.P., and share the right to vote and dispose of these shares.

Mr. Lodzinski personally owns 65,957 shares of the common stock of the Issuer, or 0.4% of the issued and outstanding shares that he received on April 17, 2007 as merger consideration for the partnership interests in Southern Bay that he owned directly.  Mr. Lodzinski has the sole right to vote and dispose of these shares.

In connection with the merger of Southern Bay into the wholly owned subsidiary of the Issuer, the employees of Southern Bay received on April 17, 2007 a total of 534,534 shares, or 3.6% of the issued and outstanding shares of common stock of the Issuer as merger consideration for their partnership interests in Southern Bay.  Of those 534,534 shares, 92,000 shares, or 0.63% of the issued and outstanding shares are subject to additional vesting requirements.  The employees entered into a shareholders’ agreement among themselves and VL Energy L.L.C.  Pursuant to this shareholders’ agreement, the employees granted proxies to VL Energy, L.L.C. to vote all of the 534,534 shares owned by them.  In addition, VL Energy L.L.C. holds record title to the 92,000 shares that are subject to additional vesting, and if any of those shares are not vested for any reason, they may be retained by VL Energy L.L.C.  With respect to the shares that are fully vested, the employees have the right to sell those shares, and no right to sell shares that are not vested.  Based on the shareholders’ agreement, Mr. Lodzinski has sole voting power over the total of the 534,534 shares subject to the shareholders’ agreement, but only has a pecuniary interest in and a shared right to dispose of the 92,000 that may be retained by VL Energy, L.L.C., and currently shares the right to dispose of those shares with each employee that is ultimately entitled to their portion of the 92,000 shares.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Other than the shareholders’ agreement entered into among the former employees of Southern Bay, there are no contracts, arrangements, understandings or relationships among or between the reporting persons and any other person with respect to the securities of the Issuer.

Item 7. Exhibits

The following exhibits are included with this Schedule 13D (unless otherwise indicated as being incorporated by reference):

Exhibit  10.1

the 2005 Equity Incentive Plan Shareholders’ Agreement, dated April 17, 2007, among the former employees of Southern Bay Oil & Gas, L.P. and VL Energy, L.L.C.

Exhibit  10.2

Agreement and Plan of Merger among GeoResources, Inc., Southern Bay Energy Acquisition, L.L.C., Chandler Acquisition, L.L.C., Southern Bay Oil & Gas, L.P., Chandler Energy, L.L.C. and PICA Energy, L.L.C.,  dated September 14, 2006 and as amended February 16, 2007.*

Exhibit 99.1

Joint Filing Agreement.

*Filed as Annex A to the Issuer’s definitive proxy statement dated February 23, 2007, filed with the Commission on February 23, 2007 and incorporated herein by reference.

Signature:

 After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

VLASIC FAL, L.P.

By:  VL ENERGY, L.L.C., a Texas limited liability company

By:

/s/ Frank A. Lodzinski

Frank A. Lodzinski, President

/s/ Frank A. Lodzinski

Frank A. Lodzinski, personally

/s/ Michael A. Vlasic

Michael A. Vlasic, personally